2 County Court Blvd., Suite 405, Brampton, Ontario, L6W 3W8

Ph: 905-595-0575  Fax: 905-595-0578

November 9, 2006

To:

British Columbia Securities Commission (Principal Regulator)

Alberta Securities Commission

Ontario Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Newfoundland and Labrador, Securities Division,

Department of Government Services and Lands

Prince Edward Island, Registrar of Securities

Dear Sirs/Mesdames:

Re:

Minco Silver Corporation (the “Company”) Amended and Revised Updated Technical Report dated November 2, 2006 (the “Report”)

Pursuant to Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Eugene Puritch, P. Eng , and Tracy Armstrong, P. Geo, to the use and public filing of the report titled “Amended and Revised Updated Technical Report and Resource Estimate on the Fuwan Property, Guangdong Province, China” dated November 2nd, 2006 (the “Report”) by the Company.

Sincerely,

 _________________________

Eugene Puritch, P. Eng.

_________________________

Tracy Armstrong, P. Geo.